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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bliss, Gary L. (Last) (First) (Middle)		SpectraLink Corporation (SLNK)

	5755 Central Avenue (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			2/28/03

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Boulder, CO 80301 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President of Engineering

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		2/28/03				A			2,501	A	$4.25		387,250		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Incentive Stock Option (right to buy)		$4.25		2/28/03				M				2,501

	Incentive Stock Option (right to buy)		$9.125

	Non-Qualified Stock Option (right to buy)		$9.125

	Non-Qualified Stock Option (right to buy)		$10.1875

	Incentive Stock Option (right to buy)		$10.1875

	Non-Qualified Stock Option (right to buy)		$9.16

	Incentive Stock Option (right to buy)		$9.16

	Non-Qualified Stock Option (right to buy)		$8.35

	Incentive Stock Option (right to buy)		$8.35

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable (1)	Expiration Date		Title	Amount or Number of Shares

	1/24/01 (2)	2/24/07		Common Stock	2,501				0		D

	1/19/01	1/19/08		Common Stock	18,011				18,011		D

	1/19/01	1/19/08		Common Stock	56,989				56,989		D

	2/20/02	2/20/11		Common Stock	63,460				63,460		D

	1/20/04 (3)	2/20/11		Common Stock	11,540				11,540		D

	2/6/03	2/6/12		Common Stock	64,433				64,433		D

	1/6/05 (4)	2/6/12		Common Stock	10,567				10,567		D

	2/6/04	2/6/13		Common Stock	44,161				44,161		D

	1/6/06 (5)	2/6/13		Common Stock	10,839				10,839		D

Explanation of Responses:

(1) Date exercisable reflects first date on which any options become exercisable. Unless otherwise limited by rules governing incentive stock options, options granted become exercisable at a rate of 25% after 12 months from the date of grant and ratably per month thereafter, conditioned upon continued employment. Full vesting occurs 48 months from the date of grant.

(2) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option commenced January 2001.

(3) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option will commence January 2004.

(4) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option will commence January 2005.

(5) Due to limitations imposed under rules governing incentive stock options, initial vesting of this option will commence January 2006.

/s/ Gary L. Bliss	3/4/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.